

May 19, 2011

Via U.S. Mail and Facsimile to 702-549-5496

Scott Gerardi
Chief Executve Officer
Accend Media
8275 S. Eastern Avenue, Suite 200-306
Las Vegas, NV 89123

> **Re:     Accend Media**
> **Registration Statement on Form S-1**
> **Filed April 29, 2011**
> **File No. 333-173814**

Dear Mr. Gerardi:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Please revise to disclose on the cover page and in the prospectus summary that you are a shell company as defined under Rule 405 of the Securities Act.  Throughout your prospectus, discuss the challenges and risks of being a shell company.  For example, include a risk factor highlighting the unavailability of Rule 144 for resales of your company's securities.  Further, revise the disclosure in the fifth paragraph on page 24 to be consistent with this comment.

2.     Because you are a shell company, your selling shareholders are deemed to be underwriters in connection with their resales.  See SEC Release 33-8869 (2007).  The Release makes clear that Rule 144 is not available for the resale of securities issued by shell companies.  This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a

shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company's securities.  Please revise to name the selling shareholders as underwriters.  You must also fix the price for the entire duration of the offering because the offering is deemed to be on behalf of the company, and the company is not eligible to conduct an at-the-market offering.

Prospectus Summary, page 3

3.      Provide a brief description of your business in this section.

Risk Factors, page 7

We will incur significant costs to be a public company…, page 8

4.      Revise to state your estimated annual costs associated with being a public reporting company.

Plan of Distribution, page 17

5.      As noted above in comment one, please state the selling stockholders are underwriters and fix the price of the offering for its entire duration.

Description of Business, page 21

6.      Please provide the disclosure required by Item 101(h)(4)(ix) of Regulation S-K regarding the effect of existing or probable governmental regulations on your business.

Executive Compensation, page 30

7.      Please make clear that Scott Gerardi, as the sole director, may determine his own compensation as the sole officer of the company.

8.      Please provide the disclosure required by Items 404 and 407(a) of Regulation S-K regarding related party transactions and corporate governance, respectively.

Exhibits

9.      Please revise your legal opinion to state whether the shares held by the selling shareholders currently are duly authorized, validly issued, and fully paid and non-assessable.  If the securities have already been issued to your selling shareholders, it is not clear why you cannot opine now that the securities have been validly issued, fully-paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc:     Via facsimile to 702- 221-1963
        Thomas C. Cook, Esq.